Exhibit 99.1

CHINA YUCHAI INTERNATIONAL LIMITED

NOTICE OF ANNUAL GENERAL MEETING

To all Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of CHINA YUCHAI INTERNATIONAL LIMITED (the “Company”) will be held on Friday, July 22, 2022 at 8:00 A.M. New York Time (8:00 P.M. Singapore Time). In light of the risk of the spread of COVID-19 and to enable greater shareholder attendance and participation from any location around the world, the Meeting will be held in a virtual meeting format only, via a live webcast, with no physical attendance at the Meeting.

Members entered in the Register of Members of the Company at the close of business on May 31, 2022 (the “Record Date”) are entitled to receive notice of the Meeting and to attend the Meeting online, vote electronically and submit questions prior to and during the Meeting.

The Meeting will be accessible by visiting www.meetnow.global/MKFPQ7U and using the unique Control Number included on the proxy card or on the instructions that accompany the proxy materials.

The Meeting will be held for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited financial statements and independent auditors’ report for the financial year ended December 31, 2021.

2.

To approve an increase in the limit of the Directors’ fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$538,493 for the financial year 2021 (Directors’ fees paid for the financial year 2020 was US$556,229).

3.	To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:

(i) Mr Kwek Leng Peck

(ii) Mr Gan Khai Choon

(iii) Mr Hoh Weng Ming

(iv) Mr Neo Poh Kiat

(v) Mr Ho Raymond Chi-Keung

(vi) Mr Xie Tao

(vii) Mr Stephen Ho Kiam Kong

(viii)Mr Li Hanyang

(ix) Mr Wu Qiwei

4.

To authorize the Board of Directors (the “Board”) to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.

5.	To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.

6.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

By Order of the Board

Hoh Weng Ming

President

Date: June 21, 2022

Important Notes:

1. To be admitted to attend, vote and submit questions at the Meeting, Members as of the Record Date will need to follow the instructions included on the notice of the Meeting or on the proxy card.

2. A Member may appoint a proxy who need not be a Member of the Company by inserting the proxy’s name on the proxy card in the space provided. If no name is entered in the space provided, the Chairman of the Meeting or such other person as he may designate will be authorized to act as the proxy of the said Member.

3. Members are encouraged to vote and submit their proxy in advance by internet or telephone per the instructions as outlined in the proxy card, no less than 48 hours before the time appointed for the Meeting, that is no later than 8:00 A.M. New York Time or 8:00 P.M. Singapore Time on Wednesday, July 20, 2022. Beneficial owners of shares held through an intermediary, such as a bank or broker, will need to follow the instructions provided by their broker, bank or other nominee that holds their shares.

4. Beneficial owners of shares held through an intermediary will need to register in advance to attend the Meeting virtually, by submitting Computershare proof of their proxy power (legal proxy) reflecting their holdings of the Company’s shares along with their names and email addresses. Requests for registration should be labeled as “Legal Proxy” and be received by Computershare no later than 8:00 A.M. New York Time or 8:00 P.M. Singapore Time on July 19, 2022.

Requests for registration should be directed to Computershare at the following:

By email

Forward the email from the broker, or attach an image of the legal proxy, to

legalproxy@computershare.com

By mail

Computershare COMPANY Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

5. As the Members will not be able to attend the Meeting in person and will be participating virtually in the Meeting, each resolution to be considered at the Meeting will be voted on by way of a poll. The Board believes voting by poll to be in the interests of the Members as a whole and ensures that the views of as many Members as possible are represented at the Meeting.

6. Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share.

7. All questions submitted at the Meeting should be relevant to the business of the Meeting.

8. The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser.